Mail Stop 3561

September 19, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corp.
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re:    Heckmann Corp.**
> **Amendment No. 2 to Form S-4**
> **Filed August 22, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

China Bottles and Subsidiaries Consolidated Financial Statements, page F-86

1. We note your response to comment four of our letter dated September 16, 2008 and the statement that you believe information relating to China Bottles is not material to either Heckmann or China Water or their respective stockholders.  In order to assist us in assessing the materiality of the pre-acquisition financial statements for China Bottles, please address the following:

a.  We note in B(2)(e) that China Bottles contributed an average of less than $2.0 million in equity income per quarter.  Please describe to us in quantitative and qualitative terms the relative significance of your equity income of China Bottles in comparison to the results of operations for China Water for each of the quarters that have passed since the acquisition of China Bottles, including the impact on your pro forma statements of operations.

b.  We note from your response to comment 41 of our letter dated August 15, 2008, that you do not purchase bottles from China Bottles but do lease tooling from third-parties that purchase the tooling from China Bottles.  Please confirm to us that there have not been, and you do not foresee there being, any other transactions with China Bottles except for your investment in and advances to China Bottles.

c.  Disclose the reasons why China Water made the equity investment in China Bottles.

2.  We note your response dated September 17, 2008 to comment four of our letter dated September 16, 2008.  We also note your analysis dated September 19, 2008 regarding China Water's status as a voluntary filer, including its public float as of the end of the second fiscal quarter of 2007.  We believe that the determination of whether China Water is a smaller reporting company would be similar to a company determining eligibility in connection with the filing of its initial registration statement.  Thus the measurement of public float should occur as of a date within 30 days of filing of the Form S-4.  Please explain to us why you believe China Water is eligible to be considered a smaller reporting company.  If China Water is not a smaller reporting company, please revise the financial statements of China Water to provide the information that would have been provided in an annual report under Item 17(b)(7) of Form S-4.  In this regard, you should provide the financial statements for China Bottles under Rule 3-09 of Regulation S-X.

3.  We note in B(3)(a) that you do not believe that there are any substantive issues from the letter issued by the Staff of the Division of Corporation Finance on September 16, 2008 to China Bottles that would have a material future impact on its financial statements.  Please provide us with an analysis of the outstanding comments issued in the staff comment letter that supports your belief.  Your analysis should discuss, at a minimum, for each potential error: the line items in China Bottles' financial statements that would be impacted, the likelihood of the error, and a quantitative description of the impact of the error, providing a range if appropriate.

4.  We note in B(4) that you proposed to include a risk factor that describes the risk of changes to or restatements of the financials of China Bottles.  Please expand the risk factor to explain that comments from the SEC remain unresolved, describe the substance of the comments that you believe are material and the potential impact that any errors could have on the financial statements of China Bottles.

   You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Branch Chief, at (202) 551-3536 with any other questions.

              Sincerely,


              John Reynolds
              Assistant Director

cc:  Steven D. Pidgeon, Esq.
   Fax  (480) 606-5524